AUTONATION, INC.
200 SW 1st Avenue
Fort Lauderdale, FL 33301

April 4, 2025

VIA EDGAR SUBMISSION

Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, NE
Washington, D.C. 20549-3720

Attention:    Mr. Robert Shapiro
Mr. Doug Jones

RE:    AutoNation, Inc.
Form 10-K for Fiscal Year Ended December 31, 2024
File No 001-13107

Dear Mr. Shapiro and Mr. Jones:

This letter responds to the comments that AutoNation, Inc. (the “Company”) received from the Staff (the “Staff”) of the Securities and Exchange Commission by letter dated March 24, 2025. For your convenience, we have set forth each of the Staff’s comments below followed by our response to each comment. References to the “Company,” “we,” “us,” and “our” refer to AutoNation, Inc., a Delaware corporation.

Form 10-K for the Fiscal Year Ended December 31, 2024
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Used Vehicle
2024 compared to 2023, page 37
1.    We note from 2022 to 2024 (1) revenue mix percentages for new vehicle revenues increased from 43.6% to 48.8% and for used vehicle revenues decreased from 35.8% to 28.8%, (2) retail new vehicle unit sales increased from 229,971 to 254,715 and retail used vehicle unit sales decreased from 299,809 to 265,908, (3) revenue per used vehicle retailed decreased from $30,089 to $26,614, (4) gross profit per new vehicle retailed decreased from $5,942 to $3,045 and (5) new vehicle gross profit percentage decreased from 11.6% to 5.9%. Please discuss the reason for these apparent trends and your expectations of these trends continuing to impact financial results in future periods. Refer to Item 303(b)(2)(ii) of Regulation S-K.
Response:
We acknowledge the Staff’s comment regarding the observed trends from 2022 to 2024, which are largely attributable to the normalization of industry vehicle supply and pricing following disruptions in automotive manufacturers’ supply chains caused by the COVID-19 pandemic that began in early 2020. For the five-year period prior to 2020, (1) revenue mix percentages averaged approximately 56% for new vehicles and approximately 24% for used vehicles, (2) retail vehicle unit sales averaged approximately 320,000 for new vehicles and approximately 234,000 for used vehicles, (3) revenue per used vehicle retailed averaged approximately $20,000, (4) new vehicle gross profit per vehicle retailed (“PVR”) averaged approximately $1,800, and (5) new vehicle gross profit percentage averaged 4.9%.

As a result of the supply chain disruptions, there was a prolonged shortage for several years of available new vehicles for sale as compared to historical inventory levels starting in the second quarter of 2020, which resulted in demand for vehicles generally exceeding supply during this period. This demand and supply imbalance for new vehicles resulted in higher levels of profitability for new vehicles, increased demand and higher levels of revenue for used vehicles, and a shift in revenue mix percentages for new and used vehicle revenues as compared to historical periods beginning in the second quarter of 2020.
As noted above, for the five-year period prior to 2020, our new vehicle gross profit PVR averaged approximately $1,800, and new vehicle gross profit percentage averaged 4.9%. For the year ended December 31, 2022, our new vehicle gross profit PVR increased to $5,942 and our new vehicle gross profit percentage increased to 11.6% for the aforementioned reasons. We previously disclosed on page 28 of our 2022 Form 10-K that there was still significant uncertainty as to the extent to which new vehicle availability would improve, as well as the duration and/or degree of the higher levels of profitability being realized during that time. Additionally, as previously disclosed on page 38 of our 2022 Form 10-K, the reduced availability of new vehicle inventory favorably impacted used vehicle revenue PVR during this period, which increased to $30,089. Please see relevant excerpts below.
Page 28 – 2022 Form 10-K
Full-year U.S. industry new vehicle unit sales were 13.9 million in 2022, as compared to 15.1 million in 2021, and 14.6 million in 2020. There continues to be a shortage of available new vehicles for sale as compared to historical inventory levels driven largely by disruptions in the manufacturers’ supply chains. Although new vehicle inventory levels for certain manufacturers improved slightly during the second half of 2022, the demand for vehicles generally continued to exceed supply throughout the year. This demand and supply imbalance continues to result in higher levels of profitability for available new vehicles. The reduced levels of total new vehicle availability is currently expected to continue into 2023; however, there is still significant uncertainty as to the extent to which new vehicle availability will improve, as well as duration and/or degree of the higher levels of profitability being realized during this time. In addition, the decline in new vehicle unit volume could adversely impact the availability of nearly new vehicle inventory, which could have an adverse impact on our used vehicle sales volume. Additionally, worsening economic conditions could adversely impact consumer demand for vehicles.
Page 38 – 2022 Form 10-K
Same store revenue PVR increased during 2022, as compared to 2021, primarily due to reduced availability of new vehicle inventory.

Beginning in the second half of 2022, supply and availability of new vehicle inventory began to increase, which resulted in moderation of new vehicle pricing and margins. As a result, our new vehicle gross profit PVR decreased to $4,342 for 2023 and $3,045 for 2024 and our new vehicle gross profit percentage decreased to 8.3% for 2023 and 5.9% for 2024. We previously disclosed on page 28 of our 2023 Form 10-K that we expected this trend to continue in 2024, and we also previously disclosed on pages 27-28 of our 2024 Form 10-K that we expect this trend to continue in 2025. Additionally, we previously disclosed on page 28 of our 2024 Form 10-K that the increased availability and affordability of new vehicles and an increase in manufacturer incentives, including low-interest financing and customer rebates, has resulted in a shift in mix from used vehicles to new vehicles, resulting in a decrease in used vehicle unit volume, which explains both the shift in revenue mix percentages for new and used vehicle revenues and the changes in retail new and used vehicle unit sales from 2022 to 2024. Please see relevant excerpts below.

Page 28 – 2023 Form 10-K
Full-year U.S. industry new vehicle unit sales were 15.6 million in 2023, as compared to 13.9 million in 2022, and 15.1 million in 2021. Although still below historical levels, new vehicle inventory levels continued to increase during 2023 due to higher levels of manufacturer vehicle production. The increasing supply and availability of new vehicle inventory, which varies by make and model, has resulted in moderation of new vehicle margins, which we expect will continue in 2024. Additionally, the increased availability of new vehicles and an increase in manufacturer new vehicle incentives, including low-interest financing and customer rebates, has adversely impacted market demand for used vehicles, particularly for higher-priced, nearly new vehicle inventory.
Pages 27-28 – 2024 Form 10-K
Full-year U.S. industry new vehicle unit sales were 16.0 million in 2024, as compared to 15.6 million in 2023, and 13.9 million in 2022. Although still below historical levels, new vehicle inventory levels continued to increase during 2024 due to higher levels of manufacturer vehicle production. The increasing supply and availability of new vehicle inventory, which varies by make and model, has resulted in moderation of new vehicle pricing and margins, which we expect will continue in 2025. Additionally, the increased availability and affordability of new vehicles and an increase in manufacturer new vehicle incentives, including low-interest financing and customer rebates, has resulted in a shift in mix from used vehicles to new vehicles. Lower new vehicle sales in recent years has also resulted in lower availability of used vehicle inventory, particularly for late model vehicles.

In an effort to avoid duplicative disclosure, most of our discussion on current trends and expectations are included in the Market Conditions section of Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) of our 2024 Form 10-K. Discussion of trends and expectations between 2023 and 2022 can be found in the same section of the 2023 Form 10-K. In accordance with the SEC’s Management’s Discussion and Analysis, Selected Financial Data, and Supplementary Financial Information rule—Release No. 33-10890 (the “MD&A modernization rule”), registrants have the flexibility to present the information in a manner that they believe will enhance a reader’s understanding, using judgment to tailor their disclosures and avoid unnecessary duplication. We believe this presentation aligns with the principles-based approach of the MD&A modernization rule, as the Market Conditions section of our MD&A provides a more holistic and cohesive discussion of macroeconomic trends, vehicle availability, pricing dynamics, and management’s expectations—all of which may materially impact our results of operations. By concentrating this analysis in one section, and, where relevant, also supplementing this discussion in the Results of Operations section of our MD&A, we believe we provide investors with clear, contextual explanations of year-over-year changes without unnecessary repetition across the MD&A.

While the Staff’s comment references several specific trends, including changes in revenue mix percentages, shifts in retail new and used vehicle unit sales, declines in revenue per used vehicle retailed, and reductions in both gross profit per new vehicle retailed and new vehicle gross profit percentages, we believe these trends stem from the broader industry dynamics discussed extensively in the Market Conditions section of our MD&A in each of our Form 10-Ks from 2022 through 2024. Specifically, we have consistently explained how the imbalance between vehicle supply and demand, initially caused by pandemic-related supply chain disruptions, led to elevated pricing and profitability that began to normalize as inventory levels increased. Each year, we have provided forward-looking commentary on these conditions, acknowledging uncertainty and describing how continued normalization was expected to impact both new and used vehicle performance in the following year. We believe this principles-based, non-duplicative presentation, which is consistent with the SEC’s MD&A modernization rule, satisfies the requirements of Item 303(b)(2)(ii) of Regulation S-K by clearly conveying management’s understanding of material trends and expectations in a manner that enhances the reader’s ability to assess our historical results and evaluate our future prospects. In future filings, we will continue to include discussions in our Form 10-K of the trends and expectations for any significant items that have impacted or may impact our financial results.

Segment Results, page 41
2.    You cite multiple factors for the changes in new and used vehicle revenues for variances in segment revenues and segment income for each of the Domestic, Import, and Premium Luxury segments but don’t quantify them in either percentage or absolute dollars. To the extent material, please quantify factors to which changes are attributed for changes in new and used vehicle revenues. With regard to revenue discussions for each segment, quantify the extent to which changes are attributable to changes in prices or to changes in the volume of new and used vehicles being sold, changes in sales mix, the impact of divestitures in the third quarter of 2024 on the Domestic segment, and other economic factors that impacted your segment results. Other factors on a segment basis for which quantification appears to be needed include gross profit per vehicle retailed (PVR), manufacturer incentives, new and used vehicle gross profit, moderation of margins, and floorplan interest. Refer to Item 303(b) and (b)(2) of Regulation S-K and sections III.B.2 through B.4 of SEC Release 33-8350.
Response:
We acknowledge the Staff’s comment and endeavor to cite the significant factors that impact our segment results in order of magnitude and not repeat the quantification of factors that are evident in the financial tables preceding the discussion, in an effort to not be duplicative. Also, certain factors that impact our business are deeply interrelated or industry-driven and may be difficult to quantify. For example, while we may observe that overall increasing manufacturer incentives to customers, such as low-interest financing, drive industry new vehicle demand and, therefore, favorably impact our new vehicle unit volume, we are not able to quantify the actual impact to our new vehicle revenue. In future filings, to the extent material and possible, we will quantify factors to which changes are attributed for segment revenues and segment income. The following is an example of how the existing narrative disclosures that follow our tabular financial disclosures in our 2024 Form 10-K would be modified to include quantification of factors impacting our segment results, where material:

Domestic
Domestic revenue decreased during 2024, as compared to 2023, primarily due to a decrease in used vehicle revenue, approximately 60% of which was due to lower used vehicle unit volume and 40% of which was driven by a decrease in average used vehicle selling prices, with used vehicle revenue PVR down $1,645. Approximately $89 million of the decrease in used vehicle revenue was related to ~~and~~ the divestitures we completed in the third quarter of 2024. ~~Used vehicle revenue was adversely impacted by a~~The decrease in used vehicle unit volume was due in part to a 4% shift in mix from used vehicles to new vehicles, ~~and a decrease in revenue PVR due to a shift in mix towards lower-priced entry-level vehicles, which have relatively lower average selling prices. Domestic revenue was also adversely impacted by~~ as well as the CDK outage, which disrupted our vehicle sales, inventory, and customer relationship management functions in the latter half of June 2024, and its residual effects in the third quarter of 2024. The decrease in used vehicle revenue PVR was primarily due to a shift in mix towards lower-priced entry-level vehicles. The decrease~~s~~ in Domestic revenue ~~were~~was partially offset by an increase in new vehicle unit volume as a result of the increasing supply and availability of new vehicle inventory, an increase in manufacturer incentives to customers, including low-interest financing and rebates, and sustained consumer demand.

Domestic segment income decreased during 2024, as compared to 2023, primarily due to decreases in new vehicle gross profit of $85.5 million, used vehicle gross profit of $31.3 million, and finance and insurance gross profit of $29.5 million. New vehicle gross profit was adversely impacted by continued moderation of margins, which decreased 240 basis points compared to 2023, resulting from the increasing supply and availability of new vehicle inventory. Used vehicle gross profit was adversely impacted by a shift in mix towards lower-priced entry-level vehicles, which have a relatively lower average gross profit PVR, and a decrease in used vehicle unit volume due in part to the 4% shift in mix from used vehicles to new vehicles. Finance and insurance gross profit was adversely impacted by the decrease in used vehicle unit volume and ~~an~~ a more than 5x increase in retail vehicle sales financed in our Domestic stores through our captive auto finance company. Domestic segment income was also adversely impacted by decreases in gross profit resulting from the CDK outage.

Import
Import revenue increased during 2024, as compared to 2023, primarily due to an increase~~s~~ in new vehicle revenue and, to a lesser extent, an increase in parts and service revenue, partially offset by a decrease in used vehicle revenue. New vehicle revenue benefited from an increase in new vehicle unit volume due to the increasing supply and availability of new vehicle inventory and sustained consumer demand. Parts and service revenue benefited from increases in revenue associated with warranty service of $23.3 million and the preparation of vehicles for sale of $20.4 million. Used vehicle revenue was adversely impacted by a decrease in used vehicle revenue PVR of $846 primarily due to the shift in mix towards lower-priced entry-level used vehicles, which have relatively lower average selling prices. Import revenue was also adversely impacted by the CDK outage, which disrupted our vehicle sales, inventory, and customer relationship management functions in the latter half of June 2024, and its residual effects in the third quarter of 2024.

Import segment income decreased during 2024, as compared to 2023, primarily due to a decrease in new vehicle gross profit PVR of $1,071 due to continued moderation of margins, which decreased 290 basis points, resulting from the increasing supply and availability of new vehicle inventory. Import segment income was adversely impacted by an increase in SG&A expenses of $25.8 million, over 50% of which was ~~largely~~ due to the acquisitions we completed in 2023. Import segment income was also adversely impacted by ~~and~~ the one-time compensation paid to commission-based associates during the CDK outage, as well as decreases in gross profit resulting from the CDK outage.

Premium Luxury
Premium Luxury revenue decreased during 2024, as compared to 2023, primarily due to a decrease~~s~~ in ~~new and~~ used vehicle revenue and, to a lesser extent, new vehicle revenue. Used vehicle revenue was adversely impacted by a decrease in unit volume partly due to a 1% ~~the~~ shift in mix from used vehicles to new vehicles, as well as ~~and~~ a decrease in revenue PVR of $1,162 primarily due to the shift in mix towards lower-priced entry-level used vehicles, which have relatively lower average selling prices. New vehicle revenue was adversely impacted by the continued moderation of pricing resulting from the increasing supply and availability of new vehicle inventory, with new vehicle revenue PVR decreasing $872 compared to the prior year. Premium Luxury revenue was also adversely impacted by the CDK outage, which disrupted our vehicle sales, inventory, and customer relationship management functions in the latter half of June 2024, and its residual effects in the third quarter of 2024. The decreases in Premium Luxury revenue were partially offset by increases in parts and service revenue associated with warranty service of $47.8 million and customer-pay service of $26.3 million.

Premium Luxury segment income decreased during 2024, as compared to 2023, primarily due to a decrease in new vehicle gross profit of $102.5 million. New vehicle gross profit was adversely impacted by a decrease in new vehicle gross profit PVR of $1,501 due to continued moderation of margins, which decreased 190 basis points, resulting from the increasing supply and availability of new vehicle inventory. Premium Luxury segment income was also adversely impacted by an increase in floorplan interest expense of $34.8 million due to higher inventory levels and decreases in gross profit resulting from the CDK outage.

Liquidity and Capital Resources
Cash Flows
Cash Flows from Operating Activities, page 52
3.    Please provide a more informative analysis and discussion of changes in cash flows, including changes in working capital components, for each period presented. In doing so, explain the underlying reasons and implications of material changes between periods to provide investors with an understanding of trends and variability in cash flows. Ensure your discussion and analysis is not merely a recitation of changes evident from the financial statements. It also appears an increase in 2024 in interest payments of $82 million and a decrease in 2024 in income tax payments of $152 million also materially impacted operating cash flows, but there is no mention of them. Refer to Item 303(a) of Regulation S-K and section IV.B and B.1 of SEC Release No. 33-8350.
Response:
We acknowledge the Staff’s comment and in future filings, to the extent material and possible, we will provide additional informative analysis and discussion of changes in cash flows. The following is an example of how the existing narrative disclosure in our 2024 Form 10-K would be modified to provide more information on the trends and variability in cash flows:

Net cash provided by operating activities decreased during 2024, as compared to 2023, primarily due to a~~n~~ $647.2 million increase in net growth ~~originations~~ of auto loans receivable for vehicles sold through our stores as we continued to grow our AutoNation Finance business and increase our finance penetration rates associated with vehicles sold through our stores, which increased 350 basis points in 2024 compared to 2023. Furthermore, the increasing industry supply of new vehicle inventory over the past few years, as discussed in “Market Conditions” in Part II, Item 7 of this Form 10-K, contributed to a decline ~~as well as a decrease~~ in earnings and cash inflows of over $300 million due to the continued moderation of new and used vehicle profitability and an increase in interest payments of $82 million due to higher average vehicle floorplan balances. Earnings and cash inflows were also adversely impacted by a decrease in gross profit resulting from the CDK outage. These adverse factors to net cash provided by operating activities were~~,~~ partially offset by a decrease in working capital requirements of nearly $600 million, primarily related to moderation in the growth of industry new vehicle inventory supply and our new vehicle revenue in 2024, as compared to 2023, which resulted in smaller growth in our new vehicle inventory (net of vehicle floorplan-trade), service loaner inventory, and accounts receivable, as compared to the prior year. Additionally, net cash provided by operating activities was favorably impacted by a decrease in income tax payments of $152 million in 2024, as compared to 2023, of which approximately 60% was driven by the decrease in earnings and approximately 40% was driven by the deferral of the fourth quarter 2024 tax payment pursuant to hurricane relief granted by the IRS.

Notes to Consolidated Financial Statements
Note 22. Segment Information, page 105
4.    Please disclose how the chief operating decision maker uses each of your reported measures of segment profit or loss in assessing segment performance and deciding how to allocate resources pursuant to ASC 280-10-50-29.f. Refer to ASC 280-10-55-47.bb for guidance.
Response:
We acknowledge the Staff’s comment and will revise our disclosure prospectively as follows:

Our chief operating decision maker (“CODM”) for each of our reportable segments is our Chief Executive Officer. For the Domestic, Import, and Premium Luxury segments, our ~~chief operating decision maker~~CODM uses Franchised Dealerships - Segment Income (defined as operating income less floorplan expense) to ~~assess performance and~~ allocate resources, including employees, inventory, and financial or other capital resources, to each of these segments during our annual budgeting process. Our CODM evaluates Franchised Dealerships - Segment Income actual results versus budget and prior year on a monthly basis when making decisions about allocating resources to these segments and whether to reinvest profits into each of these segments or into other parts of the Company, such as for acquisitions, strategic initiatives, or share repurchases. Our CODM also uses Franchised Dealerships - Segment Income to assess the underlying operating performance of each of these segments by comparing the results and return on investment for each of these segments.

Our ~~chief operating decision maker~~CODM uses AutoNation Finance Income (Loss) to ~~assess performance and~~ allocate capital resources to the AutoNation Finance segment in our annual budgeting process and uses that measure as a basis to evaluate the underlying operating performance of this segment by monitoring the margin between interest revenue and interest expense, credit program tier distribution, portfolio quality, and the overall performance of the loan portfolio for the segment.

* * * * *

If you or any member of the Staff has any questions regarding the response set forth herein, please contact the undersigned at (954) 769-2555.

Respectfully submitted,

/s/ THOMAS A. SZLOSEK
Thomas A. Szlosek Executive Vice President and Chief Financial Officer

cc:    Michael Manley, Chief Executive Officer and Director, AutoNation, Inc.
Rick L. Burdick, Chairman of the Board, AutoNation, Inc.
David B. Edelson, Audit Committee Chair, AutoNation, Inc.
C. Coleman Edmunds, Executive Vice President, General Counsel and Secretary, AutoNation, Inc.
Roddy Melendez, KPMG LLP